Mail Stop 3720

May 17, 2007

Via U.S. Mail and Fax
Mr. Alan B. Catherall
Chief Financial Officer
Numerex Corp.
1600 Parkwood Circle, Suite 200
Atlanta, Georgia 30339-2119

> **RE:** **Numerex Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 27, 2007**
> **File No. 0-22920**

Dear Mr. Catherall:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2006

Note A – Summary of Significant Accounting Policies
13. Notes Payable

1. It appears that the warrants issued along with the convertible notes series A, B and C
    and the first and second private placements are subject to a registration rights
    agreement. Based on your disclosures it appears that you had filed registration
    statements to register the shares underlying the warrants. However, we note that if
    you do not keep the registration statements continuously effective you would be
    required to pay penalties or liquidated damages. In this regard, please tell us how you
    considered the guidance in EITF 05-4 and the different views on this issue as outlined
    in Issue Summary No. 1 to EITF 05-4 in accounting for the shares underlying the
    instruments subject to the registration rights agreement in the financial statements for
    the year ended December 31, 2006.   Further tell us how FSP EITF 00-19-2 impacted
    the accounting related to these warrants and the related registration rights agreement.

2. Provide the SAB 74 disclosures for the impact of adopting FSP EITF 00-19-02 in
    your financial statements.

Note J – Geographic Information

3. In accordance with paragraph 31 of SFAS 131, please tell us the segment measure
    reported to the chief operating decision maker for purposes of making decisions about
    allocating resources to the segments and assessing their performance. Furthermore, in
    future filings, you must revise your segment information in the MD&A and discuss
    the profitability measure of each segment consistent with those disclosed in your
    SFAS 131 segment information as is required by Financial Reporting Release No. 36
    (Section 501.06).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested supplemental information. Please file your
response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director